UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 October 6, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 7 August 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 10 August 2009 to 18 December 2009.

Since the announcement as of 28 September 2009, the following transactions have been made under the programme:

                            NUMBER OF                AVERAGE         TRANSACTION
                               SHARES         PURCHASE PRICE          VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                2,682,500                                853,849,597
28 September 2009              70,000               320.8900          22,462,300
29 September 2009              59,500               321.9410          19,155,490
30 September 2009              75,000               318.8990          23,917,425
1 October 2009                 75,000               317.6710          23,825,325
2 October 2009                 70,000               319.9301          22,395,107
ACCUMULATED UNDER
THE PROGRAMME               3,032,000                                965,605,244

With the transactions stated above, Novo Nordisk owns a total of 27,868,808 treasury shares, corresponding to 4.5% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Correction: In the company announcement as of 28 September 2009 related to the share repurchase programme, the dates in the table were not updated properly. All numbers and ownership figures were however correct.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 28,500 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                                 Investors:

Outside North America:                 Outside North America:
Mette Kruse Danielsen                  Mads Veggerby Lausten
Tel: (+45) 4442 3883                   Tel: (+45) 4443 7919
mkd@novonordisk.com                    mlau@novonordisk.com

                                       Kasper Roseeuw Poulsen
                                       Tel: 4442 4471
                                       krop@novonordisk.com

In North America:                      In North America:
Sean Clements                          Hans Rommer
Tel: (+1) 609 514 8316                 Tel: (+1) 609 919 7937
secl@novonordisk.com                   hrmm@novonordisk.com

Company Announcement no 59 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 6, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer